                                     May 24, 2000


VIA ELECTRONIC SUBMISSION
-------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      RE:  Synchronicity Software, Inc.
           Registration Statement on Form 8-A filed on March 28, 2000 File No. 000-30133
           ----------------------------------------------------------

Dear Sir or Madam:

     On behalf of our client, Synchronicity Software, Inc., a Delaware corporation (the "Company"), we hereby request that the Registration Statement on Form 8-A, relating to the registration under Section 12(g) of the Securities Exchange Act of 1934 of the Company's Common Stock, par value $.01 per share, filed with the Commission on March 28, 2000 (the "8-A Registration Statement) be withdrawn so that the 8-A Registration Statement will not become effective on May 27, 2000.

     If you have any questions or require any additional information, please call either Linda DeRenzo or myself at (617) 248-7000.

                                    Sincerely,


                                    /s/ Elizabeth A. Dess
                                    -----------------------------
                                    Elizabeth A. Dess

cc:  James M. Daly, Esq.
     Maria Gabriela Bianchini, Esq.
     Eugene C. Connolly
     Martin Carmichael III, Esq.
     Christine Vella, Esq.
     Linda DeRenzo